Exhibit 99.1

 Kenon’s Subsidiary OPC Energy Ltd. Announces
Amendment and Extension of the Financing Agreement of CPV Valley

Singapore, June 28, 2023. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced an amendment and extension of the financing agreement of CPV Valley Holdings, LLC (“CPV Valley”), an operating power plant with capacity of approximately 720 MW.  CPV Valley is 50%-owned by CPV Group LP (“CPV”), which is 70% owned by OPC.  The amendments include an extension of the facility’s final maturity date to May 31, 2026, with scheduled amortization payments prior to maturity and a revised cash sweep provision.

Under the terms of the amendment, CPV Valley is required to make a repayment of $55 million (approximately NIS 200 million) (which will be financed by way of a capital injection, including approximately $17 million by OPC). Following this repayment, the total credit facility commitments under this financing agreement will be $470 million (approximately NIS 1.7 billion).

The interest rate on the facility was revised, effective June 30, 2023, to a SOFR-based rate (instead of a LIBOR-based rate) with a weighted average spread above SOFR of approximately 5.75%.

CPV Valley has applied for a Title V environmental permit which is required to replace CPV Valley’s combined Air State Facility and a pre-construction Prevention of Significant Deterioration permit, and during the application period, it may continue to operate under its existing permit until a final decision is made on the Title V permit (after exhausting the appeal in case of a denial). There is no certainty as to when or if the Title V permit will be obtained.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the amendment and extension of CPV Valley’s financing agreement including the terms thereof and the Title V permit including CPV Valley’s ability to operate in the interim period and other non-historical matters. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risk relating to the amended financing agreement and risks relating to the Title V permit including the risk that the permit is not obtained in a timely manner or at all, and risks relating to CPV Valley’s ability to operate without the permit and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.